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+--------+
 FORM 4A                        U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

Rubin                               Shelly                            A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                              760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

Miami                                 FL                              33172
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation/LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year   Jan-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

     Vice President and Chief Financial Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    __X_ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        5. Amount of
                                                                                           Securities    6. Ownership   7. Nature of
                                            3. Transaction  4. Securities Acquired (A)    Beneficially        Form:        Indirect
                                                Code            or Disposed of (D)          Owned at          Direct        Bene-
1. Title of                 2. Transaction     (Instr. 8)      (Instr. 3, 4 and 5)        End of Issur's      (D) or        ficial
   Security                      Date       --------------  --------------------------     Fiscal Year       Indirect      Ownership
  (Instr. 3)                   (Mo/day/Yr)      Code/V        Amount/(A) or (D)/Price    (Instr. 3 and 4)   (Instr. 4)     (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             By
Common Stock                      N/A             N/A                     N/A                  191              I       Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    01/19/02           J                    5,000(A)             5,000              D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common Stock(1)      01/19/02           J                    5,000(D)            15,000              D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common Stock(2)        N/A             N/A                     N/A               10,000              D
------------------------------------------------------------------------------------------------------------------------------------

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
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (20,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(2) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 17, 2003 (10,000), and the remainder will vest on each of January 17, 2004, January 17, 2005 and January 17, 2006 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions on restricted common stock.



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  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  5. Number of Derivative
                                                                           4. Transaction             Securities Acquired
                                                                                 Code                (A) or Disposed of (D)
                                   2. Conversion or    3. Transaction         (Instr. 8)              (Instr. 3, 4, and 5)
 1. Title of Derivative               Exercise Price         Date          ---------------------------------------------------
    Security (Instr. 3)               of Derivative       (Mo/Day/Yr)           Code/V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                     16.20                 N/A               N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                   24.8125                 N/A               N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                   17.3125                 N/A               N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  18.15625                 N/A               N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  26.84375                 N/A               N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                     31.30             1/2/2002               A                       10,000(A)
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (3)              N/A                  N/A               N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          10. Ownership
                              6. Date Exer-                                               9. Number of        Form of     11. Nature
                                 cisable and       7. Title and Amount of                    Derivative       Derivative    of In-
                                 Expiration          Underlying Securities                   Securities       Securities    direct
                                   Date                (Instr. 3 and 4)       8.  Price of   Beneficially      Owned at       Bene-
                                 (Mo/Day/Yr)      ------------------------      Derivative   Ended of         Ended of      ficial
                              -----------------       Title/Amt. or             Security      Month           Month(1)     Ownership
                                 Exer/Expir.           # of Shares             (Instr. 5)   (Instr. 4)       (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options          02-05-98 / 02-04-03  Common Stock Options/  8,221     N/A        8,221               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options          10-31-98 / 10-30-07  Common Stock Options/ 37,500     N/A       37,500               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options          01-01-99 / 12-14-07  Common Stock Options/ 26,250     N/A       26,250               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options          01-28-01 / 01-27-10  Common Stock Options/ 10,000     N/A       10,000               D
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Common Stock Options          01-17-02 / 01-16-11  Common Stock Options/ 10,000     N/A       10,000               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options          01-02-03 / 01-01-12  Common Stock Options/ 10,000     N/A       10,000               D
------------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (3)  04-01-02 / 04-01-03  Stock Purchase Agreement/ 2,430  N/A        2,430               D
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

*  Reporting person denies beneficial ownership of these securities.

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient. See instruction 6 for procedure.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On each of April 1, 2002 and 2003, Ms. Rubin will purchase 1,215 shares.

     /s/ Shelly Rubin                 2/8/2002
    -------------------------------  -----------------
    **Signature of Reporting Person  Date
    Shelly Rubin